UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 8 November 2013

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Issued by Harmony Gold Mining Company Limited

8 November 2013

For more details contact:

Henrika Basterfield
Investor Relations Manager

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

Higher production, lower costs = profit for Harmony

- 12% increase in gold production for second consecutive quarter

- 55% increase in operating profit quarter on quarter

- Significant cost reductions during the quarter

    − cash operating costs decreased by 7% to R324 272/kg (11% to US$1 013/oz)

    − 14% decrease in all-in sustaining costs from R471 146/kg to R404 694/kg (19% from US$1 551/oz to US$1 264/oz)

Johannesburg: Friday, 8 November 2013: Harmony Gold Mining Company Limited ('Harmony') is pleased to advise that gold production increased by 12% for the second consecutive quarter, while cash operating costs decreased by 7% to R324 272/kg (11% to US$1 013/oz) and all-in sustaining costs decreased by 14% to R404 694/kg (19% from US$1 551/oz to US$1 264/oz) quarter on quarter.

The increase in production resulted in a significant increase in operating profit of 55% quarter on quarter, increasing from R671 million in the June 2013 quarter to R1 037 million in the September 2013 quarter. The operating profit in US dollars increased by 46%, from US$71 million to US$104 million.

"Harmony has built new mines, enabling it to access new and higher grade mining areas. It takes time before you reap the results of a long term strategy – ours is finally paying off. We have illustrated in the past two quarters that we can deliver and have positioned ourselves to continue delivering", said Graham Briggs, chief executive officer of Harmony.

Please refer to http://www.harmony.co.za/investors for details of our dial-in and webcast information for today's results' calls and to download the quarterly booklet and presentation in support of our webcast and calls.

ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director